UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Expensify, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

30219Q106
(CUSIP Number)

November 9, 2021
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 30219Q106
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Octopus Head, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Seychelles

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 6,456,400*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 6,456,400*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,456,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
12	TYPE OF REPORTING PERSON (see instructions) CO

*Octopus Head, Inc. is the beneficial owner of 6,456,400 shares of the Issuer's Class A Common Stock. 415 Foundation is the sole stockholder of Octopus Head, Inc., and in such capacity may be deemed to share voting and dispositive power over such shares. Witold Stankiewicz is the sole director of Octopus Head, Inc. and the controlling person of 415 Foundation, and in such capacity may be deemed to share voting and dispositive power over such shares.

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CUSIP No. 30219Q106
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 415 Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 6,456,400*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 6,456,400*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,456,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
12	TYPE OF REPORTING PERSON (see instructions) OO

*Octopus Head, Inc. is the beneficial owner of 6,456,400 shares of the Issuer's Class A Common Stock. 415 Foundation is the sole stockholder of Octopus Head, Inc., and in such capacity may be deemed to share voting and dispositive power over such shares. Witold Stankiewicz is the sole director of Octopus Head, Inc. and the controlling person of 415 Foundation, and in such capacity may be deemed to share voting and dispositive power over such shares.

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CUSIP No. 30219Q106
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Witold Stankiewicz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Poland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 6,456,400*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 6,456,400*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,456,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
12	TYPE OF REPORTING PERSON (see instructions) IN

*Octopus Head, Inc. is the beneficial owner of 6,456,400 shares of the Issuer's Class A Common Stock. 415 Foundation is the sole stockholder of Octopus Head, Inc., and in such capacity may be deemed to share voting and dispositive power over such shares. Witold Stankiewicz is the sole director of Octopus Head, Inc. and the controlling person of 415 Foundation, and in such capacity may be deemed to share voting and dispositive power over such shares.

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Item 1(a).	Name of Issuer:

Expensify, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

401 SW 5th Avenue, Portland, OR 97204

Item 2(a).	Name of Person Filing:

This Statement on Schedule 13G is filed by Octopus Head, Inc., 415 Foundation and Witold Stankiewicz.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

PH Panamera Residences, Apt 2806, Calle 47 Este, Bella Vista, Panama City, Panama

Item 2(c).	Citizenship:

Octopus Head, Inc. is a Seychelles corporation. 415 Foundation is a Panama foundation. Witold Stankiewicz is a citizen of Poland.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001

Item 2(e).	CUSIP Number: 30219Q106

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Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount Beneficially Owned:		Octopus Head, Inc.: 6,456,400* 415 Foundation: 6,456,400* Witold Stankiewicz: 6,456,400*

	(b)	Percent of Class:		Octopus Head, Inc.: 9.4% 415 Foundation: 9.4% Witold Stankiewicz: 9.4%

	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote:

		(ii)	shared power to vote or to direct the vote:	Octopus Head, Inc.: 6,456,400* 415 Foundation: 6,456,400* Witold Stankiewicz: 6,456,400*

		(iii)	sole power to dispose or to direct the disposition of:

		(iv)	shared power to dispose or to direct the disposition of:	Octopus Head, Inc.: 6,456,400* 415 Foundation: 6,456,400* Witold Stankiewicz: 6,456,400*

*Octopus Head, Inc. is the beneficial owner of 6,456,400 shares of the Issuer's Class A Common Stock. 415 Foundation is the sole stockholder of Octopus Head, Inc., and in such capacity may be deemed to share voting and dispositive power over such shares. Witold Stankiewicz is the sole director of Octopus Head, Inc. and the controlling person of 415 Foundation, and in such capacity may be deemed to share voting and dispositive power over such shares.

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Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 2023
Date

Octopus Head, Inc. /s/ Witold Stankiewicz
Signature

Witold Stankiewicz, Director

January 26, 2023
Date

415 Foundation /s/ Witold Stankiewicz
Signature

Witold Stankiewicz, Protector

January 26, 2023
Date

/s/ Witold Stankiewicz
Signature

Witold Stankiewicz

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